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SEC Mail Processing Section
FEB 27 2017
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416

SEC 17005803 MISSION

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# ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
# PART III

| SEC FILE NUMBER |
|---|
| 8-52440 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PROSPERO CAPITAL, LLC**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**103 NORTH PARK AVENUE**
(No. and Street)

| **EASTON** | **CT** | **06612** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**DANIEL DONOVAN** **(203) 450-9644**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

OM

aub

# OATH OR AFFIRMATION

I, DANIEL DONOVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PROSPERO CAPITAL, LLC, as of DECEMBER 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**MANAGER**

Title

Public Notary

MY COMMISSION EXPIRES: 1/31/2018

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Prospero Capital, LLC

We have audited the accompanying statement of financial condition of Prospero Capital, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Prospero Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prospero Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company

Maitland, Florida

February 18, 2017

PROSPERO CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

**PROSPERO CAPITAL, LLC**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

## TABLE OF CONTENTS


| | |
|---|---|
| **Report of Idependent Registered Public Accounting Firm** | 1 |
| **Financial Statements** | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-7 |
| **Supplemental Information** | |
| Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4) | 8 |
| Schedule II - Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission | 9 |
| Schedule III - Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3 | 10 |

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Prospero Capital, LLC

We have audited the accompanying statement of financial condition of Prospero Capital, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Prospero Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospero Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Prospero Capital, LLC's financial statements. The supplemental information is the responsibility of Prospero Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 18, 2017

## PROSPERO CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

### ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 9,938 |
| Prepaid expenses | | 1,679 |
| **Total Assets** | | 11,617 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued liabilities | $ | - |
| **Member's equity** | | 11,617 |
| **Total Liabilities and Member's Equity** | $ | 11,617 |

The accompanying notes are an integral part of these financial statements.

## PROSPERO CAPITAL, LLC

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| **Revenues:** | | |
| Consulting income | $ | - |
| Other income | | - |
| **Total revenues** | | - |
| **Expenses:** | | |
| Professional fees | | 6,861 |
| Insurance | | 433 |
| Dues and Fees Paid | | 3,006 |
| Total expenses | | 10,300 |
| **Net income (loss)** | $ | (10,300) |

The accompanying notes are an integral part of these financial statements.

## PROSPERO CAPITAL, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| **BALANCE - JANUARY 1, 2016** | $ | 11,877 |
| Net income (loss) | | (10,300) |
| Member's contributions | | 10,040 |
| **BALANCE - DECEMBER 31, 2016** | $ | 11,617 |

The accompanying notes are an integral part of these financial statements

## PROSPERO CAPITAL, LLC

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net (loss) | $ (10,300) |
| Adjustments to reconcile net income (loss) to net cash flows from operating activities: | |
| Increase (decrease) in: | |
| Accounts payable and accrued liabilities | (30) |
| Prepaid expenses | (91) |
| **Net cash used in operating activities** | (10,421) |
| **Cash flows from financing activities:** | |
| Member contribution | 10,040 |
| **Net cash provided in financing activities** | 10,040 |
| Net increase (decrease) in cash and cash equivalents | (381) |
| **Cash and cash equivalents at beginning of period** | 10,319 |
| **Cash and cash equivalents at end of period** | $ 9,938 |

The accompanying notes are an integral part of these financial statements.

**PROSPERO CAPITAL, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2016**

**Note 1 – Summary of Significant Accounting Policies**

*Nature of Business*

Prospero Capital, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in the State of Connecticut on January 11, 2000.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

*Commission Income*

The Company's commission income is substantially derived from consulting contracts. Commissions are recorded as earned.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013.

**Note 1 – Summary of Significant Accounting Policies (continued)**

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which. because of their short-term nature, approximate current fair value.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $4,938 and a net capital ratio of 0 to 1.

**Note 3 – Commitments and contingencies**

The Company does not have any commitments or contingencies.

**Note 4 - Subsequent Events**

The Company has evaluated subsequent events through February xx, 2017, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2016 requiring disclosure, other than a potential sale.

**Note 5- Potential Sale**

The Company has entered into an agreement as of October 1, 2016 with a potential buyer whereby the potential buyer has an option to purchase the Company. The Company has no current indication if the potential buyer will exercise this option.

SCHEDULE I
PROSPERO CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2016

## Computation of basic net capital requirements:

| | | | |
|---|---|---|---|
| Total member's equity qualified for net capital | | $ | 11,617 |
| Deductions: | | | |
| Non-allowable assets | | | |
| Prepaid expenses | 1,679 | | |
| Accrued expense | - | | |
| Total non-allowable assets | | | 1,679 |
| Net capital | | $ | 9,938 |
| Minimum net capital requirements: | | | |
| 6 2/3% of total aggregate indebtedness ($0) | | | |
| Minimum dollar net capital for this broker-dealer ($5,000) | | | |
| Net capital requirement (greater of above two requirement) | | | 5,000 |
| Net capital in excess of required minimum | | $ | 4,938 |
| Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2016 | | | |
| Net Capital as reported in Company's Part IIA FOCUS Report | | | 9,938 |
| Net capital, per December 31,2016, audited report, as filed | | $ | 9,938 |

There is no material difference between the computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of Decemeber 31, 2016

**SCHEDULE II**
**PROSPERO CAPITAL, LLC**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2016**

| | |
|---|---|
| **Total aggregate indebtedness:** | |
| Accounts payable and accrued expenses | $ - |
| Aggregate indebtedness | $ - |
| **Ratio of aggregate indebtedness to net capital** | 0.0% |

**SCHEDULE III**
**PROSPERO CAPITAL, LLC**

**INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2016**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Prospero Capital, LLC

We have reviewed management's statements, included in the accompanying Prospero Capital, LLC exemption report, in which (1) Prospero Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Prospero Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Prospero Capital, LLC stated Prospero Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Prospero Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prospero Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 18, 2017

Prospero Capital LLC
103 North Park Avenue Easton, CT 06612

Ms. Pamela Ohab
Ohab & Company
100E. Sybelia Avenue
Suite 130
Maitland, Florida 32751-4773

February 12, 2017

Dear Ms. Ohab:

Prospero Capital LLC is a registered broker dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Prospero Capital LLC identifies SEC Rule 15c3-3(k)(2)(i) under which we claim exception from SEC Rule 15c3-3.

We met the identified exception for the entire period January 1, 2016 through December 31, 2016.

Sincerely

Daniel Donovan